January 12, 2016

To the Members of the Board of Directors of

Fresh Promise Foods, Inc.

This letter shall serve as confirmation of formal notice of my resignation, effective January 6, 2016, from my positions as Chief Executive Officer and a director of Fresh Promise Foods, Inc. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Kevin Quirk